
July 9, 2013

Via E-mail
Stephen P. Smith
Chief Financial Officer
NiSource, Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

>   **Re: NiSource, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed February 19, 2013**
>   **File No. 1-16189**

Dear Mr. Smith:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

8. Regulatory Matters, page 75

1. Please explain to us the accounting and regulatory basis for the three recorded amounts of deferred depreciation as of December 31, 2012. Further, refer to your disclosure on page 78 where you state, "[t]he IURC approved the deferral of debt-based carrying charges and the deferral of depreciation expense for the Sugar Creek assets. Northern Indiana continued to defer such amounts until new electric rates were approved and implemented on December 27, 2011. Balances are being amortized over five years beginning January 2012. As of December 31, 2012, the remaining unamortized balance is $57.3 million. An additional $13.9 million is deferred for consideration in Northern Indiana's next electric rate case." In this regard, we are unclear about your basis for the additional $13.9 million deferral recorded as a regulatory asset in light of your disclosure that the consideration

for this deferral will be subject to a future rate case. Please advise us how your accounting complied with GAAP, or revise your financial statements to comply with ASC 980-340-25-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding the comment on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief